SOMMER & SCHNEIDER LLP
595 STEWART AVENUE, SUITE 710
GARDEN CITY, NEW YORK 11530
——————
Herbert H. Sommer	Telephone (516) 228-8181
Joel C. Schneider	Facsimile (516) 228-8211

February 12, 2007

FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Michael Moran
Accounting Branch Chief

Re:	bioMETRX, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 19, 2006
Form 10-QSB for Fiscal Quarter Ended June 30, 2006
Filed August 21, 2006
Form 8-K/A for the Period May 27, 2005
Filed September 1, 2005
File No.’s 000-15807

Ladies and Gentlemen:

On Friday, February 9, 2007, we amended and filed bioMETRX’s Form 8-K/A filed September 1, 2005, bioMETRX’s Form 10-QSB for the Quarter Ended June 30, 2006 and its Form 10-KSB for the year ended December 31, 2005. In addition, we also amended and filed a Form 10-QSB for the quarters ended March 31, 2006, September 30, 2006, September 30, 2005 and June 30, 2005.

In response to your letter of Comment dated January 11, 20007, the company prepared supplemental information in response to comments 3, 9 and 23, which were inadvertently omitted from the filing. Accordingly, I am attaching the supplemental information which should be read in connection with your review.

If you need anything further, please feel free to contact the undersigned.

Very truly yours,

/s/ Joel C. Schneider

JCS/mr
Enclosures
cc: Barry Wolinetz
      J. Richard Iler

RESPONSE TO COMMENT #3:

				PRE-SPLIT	POST-SPLIT	WEIGHTED AVG.	WEIGHTED AVG.
		BIOMETRX	MKTSHRE	COMBINED	COMBINED	12/31/04	12/31/05

OUTSTANDING SHARES - 1/1/05 - PRE-MERGER	01/01/05	9,540,999	1,597,700	11,138,699	2,784,675	2,673,884	2,784,675

CONVERSION OF BIOMETRX SHARES TO MARKETSHARES OUTSTANDING ON 1/1/05	01/01/05	(9,540,999)	9,540,999	-	-	-	-

EFFECT OF RECAPITALIZATION ON OPENING SHARE BALANCE @ 1.1306 PER SHARE	01/01/05		1,246,054	1,246,054	311,514	299,120	311,514

OUTSTANDING SHARES - 1/1/05 - POST-MERGER		-	12,384,753	12,384,753	3,096,188	2,973,003	3,096,188

SHARE ISSUANCES - 2005 - PRE-MERGER - QUARTER 3/31/05		1,530,000	-	1,530,000	382,500		304,034
SHARE ISSUANCES - 2005 - PRE-MERGER - APRIL& MAY '05		1,505,000	-	1,505,000	376,250		262,812

CONVERSION OF BIOMETRX SHARES TO MARKETSHARES OUTSTANDING ON	06/01/05	(3,035,000)	3,035,000	-	-

EFFECT OF RECAPITALIZATION ON PRE-MERGER BIOMETRX ISSUANCES	06/01/05		396,371	396,371	99,093		74,030

		-	15,816,124	15,816,124	3,954,031	2,973,003	3,737,064

SHARE ISSUANCES - 2005 - POST-MERGER	6/1/05-12/31/05	-	7,975,532	7,975,532	1,993,883		289,382

OUTSTANDING SHARES - 12/31/05 - POST-MERGER	12/31/05	-	23,791,656	23,791,656	5,947,914	2,973,003	4,026,446

WEIGHTED AVERAGE SHARES WERE RESTATED EFFECTIVE FOR THE YEAR ENDED 12/31/04 WHEN CALCULATING EARNINGS PER SHARE AMOUNTS FOR THE POST MERGER COMPANY.

RESPONSE TO COMMENT #9:

				EXCESS OF
		MARKET	EXERCISE	FAIR VALUE					VALUE OF
	STOCK	VALUE	VALUE	OVER		SHARES	VALUE OF	SHARES	SHARES	DEFERRED
	OPTIONS	PER SHARE	PER SHARE	EXERCISE	TOTAL	VESTED	SHARES	VESTED	EXPENSED	BALANCE
	ISSUED	PRICE	PRICE	PRICE	COMPENSATION	IMMEDIATELY	EXPENSED	11/05/05	11/05/05	12/31/05

06/01/05 EXECUTIVE	25,000	$8.80	$0.40	$8.40	$210,000	12,500	$105,000	6,250	$52,500	$52,500

06/01/05 EXECUTIVE	25,000	$8.80	$0.40	$8.40	$210,000	12,500	$105,000	6,250	$52,500	$52,500

08/05/05 EXECUTIVE	25,000	$7.60	$0.40	$7.20	$180,000	12,500	$90,000	-	$-	$90,000

	75,000				$600,000	37,500	$300,000	12,500	$105,000	$195,000

Marketshare Recovery, Inc. & Subsidiaries
Proforma Condensed Consolidated Balance Sheet
Reconciliation of Common Stock Outstanding
March 31, 2005

Response to Comment #23:

Biometrx - Issued and Outstanding shares - 3/31/05	11,070,730	A

Marketshare - Issued and Outstanding - 3/31/05	3,806,221	B

Stock Issued by Marketshare for Biometrx Acquisition	14,218,424		12,576,000 x 1.1306

Cancellation of Marketshare shares	(2,208,251)	B

Biometrx - April/May 2005 share issuances	1,505,000	A

Effect of Recapitalization - Biometrx common stock	(12,576,000)	A

Issued and Outstanding shares - Post-Merger	15,816,124

Marketshare Recovery, Inc. & Subsidiaries
Proforma Condensed Consolidated Balance Sheet
Proforma Weighted Average Common Stock Outstanding
March 31, 2005

			PRE-MERGER	ISSUED	WEIGHTED
	Date		SHARES	SHARES	AVERAGE

BALANCE - 1/1/05	01/01/05		9,540,999	10,787,053	10,787,053

		B	1,597,700	1,597,700	1,597,700
	01/10/05		10,000	11,306	10,050
	01/11/05		20,000	22,612	19,848
	01/12/05		20,000	22,612	19,598
	01/18/05		20,000	22,612	18,090
	01/19/05		10,000	11,306	8,919
	02/10/05		100,000	113,060	61,554
	03/22/05		1,350,000	1,526,310	152,631
	04/01/05		40,000	45,224
	04/18/05		525,000	593,565
	04/22/05		940,000	1,062,764

			14,173,699	15,816,124	12,675,443